

Chris K. Thomas (He/Him) · 3rd

Director, Writer, Producer at Potluck Productions

San Francisco, California, United States ·

 The Yogi TM Movie

 Massachusetts Institute of Technology

About

Chris K. Thomas is a San Francisco-based film and media maker collaborating with his partner, Dan Damman.

We were recently awarded an Artist in Residency and a Kenneth Rainir ...see more

Activity

573 followers

 + Follow

Chris K. Thomas commented on a post · 11mo

Wow! Super cool stuff, Renee! Thanks for your hard work!

Show all comments →

Experience

 **Writer/Director**
The Yogi TM Movie · Part-time
Apr 2020 – Present · 5 yrs 1 mo

In development on a feature comedy based on an excellent script that

In development on a feature comedy based on an excellent script that
will entertain and help inspire the growing self-awareness mo ...see more

⬦ **Self Learning, Budget Management and +2 skills**

 



CEO and Co-Founder
Potluck Productions · Full-time
May 2004 – Present · 21 yrs
San Francisco Bay Area

Produce motion pictures and web videos for ourselves and Bay Area
companies. Often serious, sometimes comedic, and always w ...see more



Personal goal pursuit
Career Break
Sep 2016 – Jan 2017 · 5 mos
San Francisco, California

UNVEILING THE YOGASŪTRAS
Yogasūtras Chapter 1...   ...see more

 **Screen Shot 2022-07-12 at 2.44.06 PM.png**



Director of Programs
Center for Partnership Systems
Oct 2007 – Dec 2009 · 2 yrs 3 mos

Strategic Planning and Program Management. Founded by author and
macro-historian Riane Eisler, CPS focuses on international ge ...see more



Finance and Strategic Planning, Bay Area Nonprofits
Self · Contract
May 2003 – Dec 2008 · 5 yrs 8 mos

Audit preparation, grant writing, board development, program
management, database management, as needed for nonprofi ...see more

Show all 10 experiences →

Education



Massachusetts Institute of Technology
Master of Science (2), 1) Civil and Environmental Engineering, and 2)

Master of Science (2): 1) Civil and Environmental Engineering; and 2)
Technology and Policy

Sep 1990 - May 1992

Activities and societies: Research Assistant - Global Climate Change Lab,
Teaching Assistant - Ecology

Developed one of the first computer programs modeling global
ecosystem response to climate change....   ...see more



UC San Diego

Bachelor of Science - BS, Evolutionary Biology

Sep 1981 - Jun 1986

Activities and societies: Phi Beta Kappa

Minors in Political Science and Organic Chemistry

Volunteering



Board Member, Community Engagement - Co-Chair

Mission Kids Coop Preschool
Jun 2021 - Present · 3 yrs 11 mos
Children

Helping families with the participation model of our child's preschool that
serves 67 families. Co-creatng a Diversity, Equity and Inclusic ...see more



Alumni Coordinating Team

LeaderSpring Center
Dec 2007 - Sep 2015 · 7 yrs 10 mos
Social Services

Helping management keep 300 current and former SF Bay Area nonprofit
Executive Directors interested and motivated to grow and ma ...see more

Show all 4 volunteer experiences →

Skills

Film Directing

 Writer/Director at The Yogi TM Movie

Film Production

 Writer/Director at The Yogi TM Movie

Show all 32 skills →

Recommendations

Received   Given



Caryl Hallberg · 3rd
helping you succeed in making your dreams reality
April 27, 2008, Caryl worked with Chris K. on the same team

I found Chirs to be one oif those wonderful souls that not only think outside the box but act on that thinking to produce amazing results. Chris is creative, knowledgeable and focused. A great addition to any team, a great communicator, activist and peacemaker.



Doug Hamilton in · 3rd
Head Of Public Policy and Government Affairs at American Battery Technology Company
January 7, 2008, Doug worked with Chris K. but they were at different companies

Chris has a talent for identifying the core of an issue and then presenting it for mass consumption in an entertaining and often hilarious way. He combines wit with issue clarity to produce powerful videos that can reach and impact diverse audiences,

Honors & awards

Winner, Best Comedic Short Film - Maui Film Festival
Issued by Maui Film Festival · Jun 2017

 Associated with Potluck Productions

Wrote/Directed the short film "Awarewolf" which won Best Comedic Short Film at the Maui film festival.

Short Film FINALIST - USA Film Festival
Issued by USA FILM FESTIVAL · May 2017

 Associated with Potluck Productions

Wrote/Directed the short film "Awarewolf" which which was a FINALIST for Best Short Film at the USA film festival.

Show all 7 honors & awards →

Interests

Companies   Groups   Schools

Massachusetts Institute of Technology
1,606,058 followers

\+ Follow

UC San Diego
424,426 followers

\+ Follow

Show all companies →